Exhibit 99.45

PRE-EMPTIVE RIGHTS

AGREEMENT

THIS LETTER AGREEMENT is dated, and is effective, as of the 16th day of May, 2022.

BETWEEN:

OMAR KASSEM ALESAYI HOLDING GROUP COMPANY, a corporation existing under the laws of the Kingdom of Saudi Arabia

(“OKAG”)

- and –

BITZERO BLOCKCHAIN INC., a corporation existing under the laws of the Province of British Columbia

(“Bitzero”; together with OKAG, the “Parties”)

WHEREAS:

a)	OKAG and Bitzero entered into a letter of intent dated April 4, 2022, in respect of a proposed investment by OKAG or its nominee of USD$11,000,000 into Bitzero in consideration for 27,500,000 common shares in the capital of Bitzero (“Bitzero Shares”) at a price of USD$0.40 per Bitzero Share (the “OKAG Investment”), and the transfer by certain founders of Bitzero of 9,166,667 Bitzero Shares to OKAG or its nominee for nominal consideration.

b)	OKAG has requested that Bitzero provide it with certain pre-emptive rights in respect of the issuance of securities by Bitzero following the date hereof as a condition to completing the OKAG Investment, and Bitzero has agreed to provide OKAG with such additional rights, all in accordance with the terms of this letter agreement (this “Agreement”).

c)	The terms of this Agreement are intended to and create binding obligations on the Parties.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties hereby covenant and agree as follows:

Pre-Emptive Rights

1.	Bitzero shall not issue, or agree to issue, any Bitzero Shares, or any securities that are convertible into or exchangeable for Bitzero Shares (“Convertible Securities”), to any person for (i) cash consideration, (ii) crypto mining equipment, and (iii) other assets, if such other assets are being transferred to Bitzero as in-kind consideration for shares and are transferred as part of a larger financing completed by Bitzero, unless Bitzero first makes an offer (the “Offer”) to issue such Bitzero Shares or Convertible Securities (collectively, the “Offered Securities”) to OKAG or its nominee in the same proportion as the aggregate number of Bitzero Shares held by OKAG or its nominee on the date of the Offer is to the aggregate number of Bitzero Shares outstanding on the date of the Offer, provided that, if OKAG and its nominee hold more than 36,666,667 Bitzero Shares on the date of the Offer, then OKAG and its nominee shall be deemed to hold 36,666,667 Bitzero Shares for the purposes of this Section 1.

2.

2.	Bitzero shall deliver the Offer to OKAG or its nominee at least 15 business days prior to the date of issuance of the Offered Securities. The Offer shall specify the price per Offered Security.

3.	The Offer shall specify a deadline by which OKAG or its nominee must deliver to Bitzero a written notice (the “Response”) of its election to purchase all or any portion of the Offered Securities and OKAG or its nominee will be deemed to have declined the Offer if it does not deliver a Response by such deadline. Such deadline shall be no earlier than 10 business days after OKAG receives the Offer. Any Response delivered by OKAG or its nominee to Bitzero will be deemed to be a legally binding obligation of OKAG or its nominee to subscribe for and purchase the Offered Securities specified therein.

4.	Any Offered Securities not taken up by OKAG or its nominee may be issued to any person within three months after the date of such Offer at not less than the price offered to OKAG or its nominee. If Bitzero proposes to issue Offered Securities after such three-month period, it shall again comply with the procedures set forth in this Agreement.

5.	Notwithstanding any other provision of this Agreement, if any Offering is to be conducted on a “bought deal” or “overnight marketed” basis, then (a) all of the periods for response herein shall be reduced to being “as soon as reasonably practicable” by Bitzero and OKAG, each acting reasonably and in good faith, having regard to the specific circumstances surrounding such Offering and so as not to jeopardize Bitzero’s ability to complete such transaction, and (b) if practicable, Bitzero may instead complete a private placement with OKAG on the same terms (including as to price) as the Offering.

6.	This Agreement shall automatically terminate, without any further action of the Parties, on the date that is the later of (i) 24 months after the date hereof, and (ii) the date on which OKAG or its nominee holds less than 3% of the Bitzero Shares.

3.

7.	Notwithstanding anything to the contrary contained herein, Sections 1 to 4 will not apply to any distributions of Offered Securities in the following circumstances:

a.	a rights offering that is open to all shareholders of Bitzero including OKAG or its nominee;

b.	an “at-the-market distribution”, as such term is defined in National Instrument 44- 102 – Shelf Distributions;

c.	a distribution of Offered Securities made only to OKAG ,its nominee, or its affiliates; and

d.	issuances upon the conversion, exchange, or exercise of convertible securities.

Miscellaneous

8.	Any notice or other communication to be given hereunder shall, in the case of notice to be given to OKAG, be addressed to:

OMAR KASSEM ALESAYI HOLDING GROUP COMPANY

Address: P.O. Box 3035, Jeddah 21471, Saudi Arabia

Attention:        Hany Habashy and Amal Ratnayake

Email: hany@alesayi.com and a.ratnayake@alesayi.com

and, in the case of notice to be given to Bitzero, be addressed to:

Bitzero Blockchain Inc.

2416 Main Street, Suite 398

Vancouver, BC V5T 3E2, Canada

Attention:      Akbar Shamji

Email: akbar@bitzero.com

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by electronic transmission to the addressee and a notice shall, if delivered prior to 4:30 pm on a business day (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is delivered.

9.	No disclosure or announcement, public or otherwise, in respect of this Agreement or the transactions contemplated herein will be made by any Party without the prior agreement of the other Party as to timing, content and method; provided that the obligations herein will not prevent any Party from making such disclosure or announcement as its counsel advises is required by applicable law or the policies of any applicable stock exchange (the “Exchange”). If a Party is required by applicable law or the policies of the Exchange to make such disclosure or announcement, such Party will use commercially reasonable efforts to provide reasonable advance notice of such disclosure or announcement to the other Party, including the proposed text of such disclosure or announcement, and provide the other Party with a reasonable opportunity in advance to review and comment on the same, which comments shall be reasonably considered by the first Party.

4.

10.	Any amounts herein referencing share prices or numbers of shares shall be subject to appropriate adjustments in the event of any stock splits, consolidations, reorganizations and the like.

11.	Each of the Parties shall from time to time hereafter and upon any reasonable request of the other, execute and deliver, make or cause to be made all such further acts, deeds, assurances and things as may be required or necessary to carry out the intent of this Agreement.

12.	If any term, condition or provision of this Agreement shall be determined to be invalid or unenforceable, it shall be deemed to be severable from the remainder of this Agreement which shall continue in full force and effect.

13.	This Agreement shall be governed in all respects, including validity, interpretation and effect, in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the undersigned hereby irrevocably attorn to the exclusive jurisdiction of the Courts of the Province of Ontario in respect of any matter arising hereunder or in connection herewith.

14.	No amendment, modification, restatement or supplement of this Agreement or any provision of this Agreement is binding unless it is in writing and executed each Party. Any waiver of any terms or conditions in this Agreement must be made in writing and signed by the Parties. The waiver of any of the terms and conditions of this Agreement shall not be construed as a waiver to any subsequent breach of the same or any other terms and conditions hereof.

15.	This Agreement will be binding upon, and will inure to the benefit of and be enforceable by, the Parties and their respective successors, permitted assigns, executors and administrators. No assignment of this Agreement will be permitted without the written consent of the other Party.

16.	This Agreement contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings with respect thereto.

17.	This Agreement may be executed in counterparts and evidenced by a facsimile or PDF email copy thereof and all such counterparts or facsimile or PDF counterparts shall constitute one document.

5.

[signature page follows]

6.

BITZERO BLOCKCHAIN INC.

Authorized Signing Officer

OMAR KASSEM ALESAYI HOLDING GROUP COMPANY

Authorized Signing Officer